BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in connection with the Material Fact dated August 10, 2018, it finalized, on December 18, 2018, the structuring of the Receivables Investment Fund Clientes BRF ("FIDC BRF"), whose exclusive purpose is to acquire trade receivables originated from commercial transactions carried out between the Company and its customers in Brazil. The involved parties were successful in the initial distribution of shares, which were divided into three distinct tranches and reached an aggregate volume of R$875 million.

This amount surpasses the initial estimate of R$750 million previously disclosed by BRF. The interest rate on the senior shares, which represent 90% of the issue, was fixed at Interbank Rate (DI) + 0.90% p.a.. The total demand for the senior shares reached approximately R$2.0 billion.

BRF was advised by Banco Bradesco BBI S.A., BB Banco de Investimentos S.A. and Banco Votorantim S.A. in the structuring of the FIDC BRF. Banco Bradesco will act as custodian, BEM DTVM as trustee and Bradesco Asset Management – BRAM will be the manager of the fund.

As a result, the Company successfully concluded another stage of its Operational and Financial Restructuring Plan ("Plan") announced through the Material Fact on June 29, 2018, which provides for the monetization of approximately R$5 billion distributed among several initiatives. The amount of operations already executed within the Plan, including the sale of Avex announced this morning, totals approximately R$1.9 billion.

All funds arising from the implementation of the Plan will contribute to the deleveraging of the Company and will be used to amortize its financial liabilities due in 2019.

At the same time, BRF executed, with BTG Pactual S.A., financing lines totaling R$500 million, as follows:

❖  Export Credit Note;

▪   Amount: R$375 million;

▪   Term: 2 years;

❖  Rural Bank Credit Note;

▪   Amount: R$125 million;

▪   Term: 396 days.

The Company also amended and rescheduled existing financing agreements with Itaú Unibanco S.A., which would originally come due in 2019, in the aggregate amount of approximately R$549 million, as follows:

❖  Rural Bank Credit Note;

▪   Amount: approximately R$399 million;

▪   Term: July 2020;

❖  Export Credit Note;

▪   Amount: R$150 million;

▪   Term: June 2020.

Accordingly, BRF completed the refinancing of more than R$1 billion and continues to focus on the implementation of its strategy to manage its financial liabilities, with the main objective to lengthen the average term of its indebtedness, while maintaining a strong liquidity position.

São Paulo, December 19, 2018.

Elcio Ito

Chief Financial and Investor Relations Officer